SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20594


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 2)*



                           Cendant Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                151313103

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  96,935,640
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     96,935,640   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.6%


 12  TYPE OF REPORTING PERSON*

     IA


                 *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Investment Company of America
     95-1426645

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  38,300,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,300,000


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.4%


 12  TYPE OF REPORTING PERSON*

     IV


                  *SEE INSTRUCTION BEFORE FILLING OUT

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 2

Item 1(a)   Name of Issuer:
       Cendant Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
       9 W. 57th Street
       New York, NY  10019

Item 2(a)   Name of Person(s) Filing:
       Capital Research and Management Company and The Investment
       Company of America

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       151313103

Item 3   The person(s) filing is(are):

       (d)   [X]   Investment Company registered under Section 8 of
            the Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 96,935,640 shares or 13.6% of the 714,783,060 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       The Investment Company of America, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 38,300,000 shares or 5.4% of the 714,783,060 shares of Common Stock believed to be outstanding.

       Shares reported by Capital Research and Management Company includes 3,500,100 shares resulting from the assumed conversion of 3,367,100 shares of the 7.50% Convertible Preferred PRIDES, due 2049; and 257,960 shares resulting from the assumed conversion of $7,900,000 principal amount of the CUC International-Cendant 3.00% Convertible Subordinate Note 144A, due 2002.


Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 10, 2000 (For the period ended
                       December 31, 1999)


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company


        Date:          February 10, 2000 (For the period ended
                       December 31, 1999)


        Signature:     *Anne M. Llewellyn

        Name/Title:    Anne M. llewellyn, Vice President

                       The Investment Company of America




CUSIP: 151313103                                                Page 5 of 7



        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Research and Management Company on February 10, 2000 with respect to 3COM Corporation.



















































CUSIP: 151313103                                                Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA
                           February 10, 2000

  Capital Research and Management Company ("CRMC") and The Investment Company of America ("ICA") hereby agree to file a joint statement on
Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Cendant Corporation.

  CRMC and ICA state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CRMC and ICA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 THE INVESTMENT COMPANY OF AMERICA

                 BY:              *Anne M. Llewellyn

                                   Anne M. llewellyn, Vice
                                   President
                                   The Investment Company of
                                   America


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation